Exhibit 21.1

Vision Marine Technologies Inc. has twelve direct and indirect subsidiaries, each of which are directly or indirectly 100% owned by Vision Marine Technologies Inc. The name and jurisdiction of incorporation or formation of each such subsidiary is set out below:

Name of Company	Jurisdiction of Incorporation / Formation
7858078 Canada Inc.	Canada (Federal)
EB Rental Ventura Corp.	Delaware, U.S.A.
EB Rental FL Corp.	Delaware, U.S.A.
EBR Palm Beach Inc.	Delaware, U.S.A.
Vision Marine Technologies Corp.	Delaware, U.S.A.
NVG Holdings Inc.	Delaware, U.S.A.
Nautical Ventures Group Inc.	Florida, U.S.A.
Nautical Ventures North LLC	Florida, U.S.A.
Nautical Ventures Marine LLC	Florida, U.S.A.
NV Marina LLC	Florida, U.S.A.
Nautical Ventures West LLC	Florida, U.S.A.
Nautical Ventures Panhandle LLC	Florida, U.S.A.